RMS

18000021

Mail Processing
Section

JAN 29 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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SEC FILE NUMBER
8- 68679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augeo Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10801 National Blvd., Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars Ekstrom 310-500-8861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356- (Zip Code)

RECEIVED 2018 JAN 30 PM 3:36 SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Augeo Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Los Angeles)

On January 18, 2018 before me, A Ramos Notary Public, (here insert name and title of the officer)

personally appeared Lars Paul Ekstrom

______________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

A. RAMOS
COMM. #2185773
Notary Public - California
Los Angeles County
My Comm. Expires Mar. 6, 2021
NR01

WITNESS my hand and official seal.

Signature [signature]

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ______________________________

______________________________,

containing _______ pages, and dated ______________________________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ______________________________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ______________________________

representing: ______________________________ Name(s) of Person(s) or Entity(ies) Signer is Representing

______________________________.

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _______ Entry # _______

Notary contact: ______________________________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ ______________________________

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Augeo Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Augeo Advisors, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Augeo Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Augeo Advisors, LLC's management. My responsibility is to express an opinion on Augeo Advisors, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Augeo Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Augeo Advisors LLC's auditor since 2011.

Tarzana, California

January 19, 2018

AUGEO ADVISORS, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	237,965
Furniture and equipment, net of accumulated depreciation of $23,584		4,403
Other assets		4,605
Total assets		246,973

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	9,849
Due to officers		17,408
Total liabilities		27,257

MEMBER'S EQUITY:

Member's equity		219,716
Total member's equity		219,716
Total liabilities and member's equity	$	246,973

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Operations
For the year ended December 31, 2017

REVENUES:	
Engagement Fees	$ 100,000
Total revenues	100,000
EXPENSES:	
Consulting	3,038
Depreciation	2,385
Insurance	32,491
Guaranteed payments	14,145
Legal and professional fees	4,631
Office rent and parking	26,570
Research & database	3,775
Regulatory expense	3,288
Telephone and communications	12,674
Travel, meals & entertainment	9,408
Other general and administrative expenses	7,856
Total expenses	120,261
INCOME (LOSS) BEFORE INCOME TAXES	(20,261)
INCOME TAX PROVISION	
Income tax expense	(800)
NET INCOME (LOSS)	$ (21,061)

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2017

		Total Member's Equity
Beginning balance December 31, 2016	$	241,577
Net income (loss)		(21,061)
Capital withdrawal		(800)
Ending balance December 31, 2017	$	219,716

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Cash Flows
For the year ended December 31, 2017

Net income (loss)	$	(21,061)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		2,385
Increase (decrease) in:		
Accounts receivable		16,667
Accounts payable and accrued expenses		(2,168)
Due to officers		17,408
Total adjustments		34,292
Net cash provided by operating activities		13,231
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals		(800)
Net cash used in financing activities		(800)
Increase (decrease) in cash		12,431
Cash-beginning of period		225,534
Cash-end of period	$	237,965
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

AUGEO ADVISORS, LLC
Notes to Financial Statements
For the year ended December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Augeo Advisors, LLC, (the "Company"), was formed in June, 2010, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015 and 2016.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Management has reviewed the results of operations for the period of time from December 31, 2017 through January 19, 2018, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2017, assets in the amount of $237,965 were deemed by management to be Level 1 inputs.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost by major classifications as follows:

Computer equipment	$ 20,842
Furniture	7,145
	27,987
Less accumulated depreciation	(23,584)
Fixed assets, net	$ 4,403

For the year ended December 31, 2017, depreciation expense was $2,385.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2017, the Company was subject to the minimum limited liability company income tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

In November 2017, the Company entered into a 24-month operating lease beginning December 1, 2017 covering its office with an initial monthly rent rate of $1,800. The lease, which expires on November 30, 2019, provides for a scheduled increase in the monthly rent rate to $1,850 effective December 1, 2018. Rent expense for the year ended December 31, 2017 was $24,650. Minimum future rental commitments under the lease are:

Year Ending	Amount
December 31, 2018	$21,650
December 31, 2019	$20,350

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $195,708, which was $190,708 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $27,257 to net capital was 0.14-to-1, which is less than the 15-to-1 maximum ratio allowed for a broker dealer.

AUGEO ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Member's equity, December 31, 2017	$ 219,716	$ 219,716	$ -
Subtract - Non allowable assets:			
Accounts receivable	-	-	-
Fixed assets	4,403	4,403	-
Other assets	4,605	4,605	-
Other deductions	15,000	15,000	
Tentative net capital	195,708	195,708	-
Haircuts	-	-	-
NET CAPITAL	195,708	195,708	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 190,708	$ 190,708	-
Aggregate indebtedness	27,257	27,257	-
Ratio of aggregate indebtedness to net capital	0.14	0.14	

There were no reported differences between the audit and Focus at December 31, 2017.

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of **Augeo Advisors, LLC** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2017 through December 31, 2017.

AUGEO ADVISORS, LLC

By:

____

Lars Ekstrom, Managing Director

1-19-2018

Date

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Augeo Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Augeo Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Augeo Advisors, LLC, stated that Augeo Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Augeo Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Augeo Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 19, 2018

[redacted]

AUGEO ADVISORS, LLC

Table of Contents

			PAGE
SEC Form X-17A-5			1
Report of Independent Registered Public Accounting Firm			2
Statement of Financial Condition			3
Statement of Operations			4
Statement of Changes in Member's Equity			5
Statement of Cash Flows			6
Notes to Financial Statements			7-9
Supplementary Information			
	Schedule I	Statement of Net Capital	10
	Schedule II	Determination of Reserve Requirements	11
	Schedule III	Information Relating to Possession or Control	11
Assertions Regarding Exemption Provisions			12
Report of Independent Registered Public Accounting Firm			13